Pagaya Announces CFO Transition Michael Kurlander to depart as CFO; Evangelos Perros appointed Interim CFO November 24, 2023 – New York, NY – Pagaya Technologies, Ltd. �NASDAQ� PGY� (“Pagaya” or “The Company”) today announced that Michael Kurlander, Chief Financial Officer, has stepped down from his role to pursue an outside opportunity. Deputy Chief Financial Officer Evangelos Perros has been named Interim Chief Financial Officer, as the Company conducts a search for a permanent successor that will include both internal and external candidates. The Company has engaged a leading executive recruitment firm to lead this process. Kurlander will remain in an advisory role through the end of the year to support the transition. "Michael has been a tremendous partner to Pagaya’s leadership team over the last two and a half years, helping drive our company to the next phase of our mission, while building a strong financial foundation to deliver profitable growth well into the future," said Gal Krubiner, Co-founder and CEO of Pagaya. "I am grateful for his many contributions to Pagaya and wish him great success in the next chapter of his career." The Company named Perros as the Company’s Deputy CFO in September of 2023. “Evangelos Perros is a proven leader having built and led finance functions at top-tier financial institutions prior to joining Pagaya. He has extensive M&A and investment banking experience and has a wealth of financial markets and operational expertise. Evangelos is credited with building out our strategic finance function and in recent months has been serving as our deputy CFO, leading Investor Relations, Corporate Development and Strategy. I look forward to continuing to work with him closely in his role as Interim CFO and am confident in his ability to continue to deliver against our strategic and financial goals,” Krubiner concluded. "It has been a great experience being part of the growth and success of Pagaya over the last 2.5 years,” said Kurlander. “I will continue to root for Pagaya’s continued success going forward and have full confidence in the team.” About Pagaya Technologies Pagaya �NASDAQ� PGY� is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. 0

By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate products for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. Investors & Analysts ir@pagaya.com Media & Press press@pagaya.com 0